FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of January, 2008

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

January 15, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX PROVIDES EXPLORATION UPDATE AND PLANS FOR 2008

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to provide an update and an outline of plans to follow up on drilling success achieved during exploration initiatives in 2007.

Aggressive drill programs are planned for its Gold Hill molybdenum discovery in Alaska and on the C de Baca uranium project in New Mexico.  Drill campaigns and exploration programs are also contemplated on several highly prospective exploration properties acquired during 2007 in Nevada (Molybdenum) and Arizona (Uranium).

MAX has over $7.8 million in working capital as at December 31, 2007 and has the resources to move our exploration portfolio forward through successful exploration.

Planned exploration activities for 2008 include:

Gold Hill molybdenum project, Alaska (90% MAX)

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MAX is earning a 90% interest from GCO Minerals

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Five hole drill program in 2007 tested a 700m by 800m magnetic geophysical anomaly.

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All holes intercepted MoS2, with strong molybdenum mineralization over long intervals in four holes.  All of the holes but one encountered mineralization starting at surface and ending in mineralization at depth.

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Highlights:

DH-07-01  -  250 feet of 0.080% MoS2

DH-07-03 – 1000 feet of 0.058% MoS2

DH-07-05 - 352 feet of 0.706% MoS2

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A 12 hole drill program is scheduled to begin in June 2008 aimed at expanding the known area of intrusive mineralization. A secondary target that emerged from the 2007 program was mineralization identified in sediments to the east that indicate a skarn system may be present as well.

Ravin Molybdenum Project, Nevada (100% MAX)

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MAX is focusing on a skarn/intrusive system containing high grade Molybdenum and Tungsten

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An 11 hole drill program totaling 11,000 feet will commence as soon as permits are in place.

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Drilling will follow up on the results of historic work by Freeport Exploration and Houston Oil and Minerals that reported drill intercepts that included 30 ft of 1.01% MoS2 and 250 feet of 0.103% MoS2.

NuStar Uranium Project, Arizona (100% MAX)

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Targeting uranium breccia pipe mineralization common to the “Arizona Strip” of the Colorado Plateau in northwest Arizona.  The property is on trend with historic and current uranium mines.

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Thirty-four circular or collapsed structures indicative of breccia pipes have been identified on the claims.

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Radon survey to begin in late January to identify and prioritize drill targets.

C de Baca Uranium Project, New Mexico (100% MAX)

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MAX conducted a 14 hole drill program in 2007 to follow up on historic Occidental Minerals drilling and was successful in confirming historic uranium grades.

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Highlights included hole CDB-6, which returned 6.5 feet of 0.136% eU308 starting at a depth of 155 feet and a five foot section of 0.167% eU308 at 170 feet.

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All uranium mineralization was within 200-300 feet of surface.

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Drill permits are awaited for a diamond drill program to be conducted in early 2008 to detail and investigate the higher grade mineralized zones.

Diamond Peak Gold/Zinc Project, Nevada (100% MAX, under option to 3rd party)

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The system is a typical Carlin gold system overprinted by an intrusive skarn occurrence.

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Historic drilling by MK Gold intercepted 11.6% zinc over 5 feet within 60 feet of surface, as well as gold intercepts of 0.062 oz/t over 5 feet.

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Kokanee Minerals can earn a 51% interest in the property by spending $1 Million over a three year period.

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Kokanee completed a “3d” IP survey at the Diamond Peak project in 2006 and plans to drill seven holes in 2008 on completion of its IPO.

In addition to these projects, MAX holds a 100% interest in the East Manhattan Wash project in Nevada, which was acquired in December of 2007.  Initial work in late 2007 included surface sampling for which assays are still pending.  The system is located within the prolific gold district of Manhattan, Nevada.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

About MAX Resource Corp.

MAX Resource is a Canadian based exploration company with a diversified portfolio of mineral holdings in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communications

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   February 1, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director